March 24, 2006
via U.S. mail
William Scott Marshall
President, Principal Executive Officer and Principal Financial
Officer
Cascade Energy, Inc.
5151 E. Broadway, Suite 1600,
Tucson, AZ 85711

		Re:  Cascade Energy, Inc.
		Amendment No. 1 to Registration Statement on
Form SB-2
      Filed February 22, 2006
      File No. 333-130984



Dear Mr. Marshall:

      We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please advise us of the reason for the registration of
90,000,000
shares of common stock. It would appear, based on the conversion price of the debentures that this amount is in excess of the amount of shares into which the debentures are convertible. We may have further comments.

2. We note your response to prior comment 1 in which you confirm that
all funds were released at the time of the initial filing on
January
12, 2006. However, we also note the revised disclosure throughout the registration statement that indicates that the second debenture closing did not occur until February 10, 2006, which is after the registration statement was initially filed. Consequently, it would appear that the closing with respect to the second trance of the debentures did not occur until February 10, 2006 and that you were not in receipt of all funds at the time of the initial filing. Please advise us regarding the discrepancy in the closing dates as described in your initial filing and the current amendment. In this regard, we also refer you to inconsistent disclosure within the current amendment, for example, but not limited to, on pages 3 and 38 regarding the closing date of the second tranche of the debenture financing. Please revise to eliminate inconsistent disclosure.
We
may have further comments.

3. Consistent with the requirements of Item 601 of Regulation S-B, please file the form of convertible debenture issued with respect to the $1.75 million second tranche of the debenture financing as an exhibit to the registration statement. In addition, to the extent any material amendments were made to the underlying transaction documents, including the registration rights agreement, please file such amended agreements as exhibits to the registration statement. In this regard, we refer you to disclosure regarding the registration rights agreement, "as amended by agreement between the parties," that appears on page 22 of the registration statement. We may have further comments.

Selling Securityholders, page 21

4. You indicate the warrants issued to H.C. Wainwright & Co., Inc. and 1st SB Partners Ltd., were issued as partial compensation for the services as placement agent. Please revise to clarify the total amount of compensation received by these two registered broker-dealers and confirm that the warrants received were all received as payment for the investment banking services provided by these registered broker-dealers.


Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mellissa Campbell Duru at (202) 551-3757 or
Tangela Richter, Branch Chief, at (202) 551-3685 with any questions.
Direct all correspondence to the following ZIP code:  20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director


        cc:    via facsimile
           	William  L. Macdonald, Esq.
            	Clark Wilson
            	(604) 687-6314
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Mr. Marshall
Cascade Energy, Inc.
March 24, 2006
page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010